FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 23, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	NOTICE TO SHAREHOLDERS

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in addition to the Manual for Participation of the Shareholders in the Ordinary and Extraordinary General Shareholders’ Meeting convened for April 27,2020 (“OEGM”) released to the market on March 27, 2020 (“Manual”), the Notice to Shareholders released to the market on April 07, 2020 and the Material Fact released to the market on April 20, 2020 (“Material Fact”), hereby reinforces the following information to its shareholders:

1 – The shareholders who have not yet sent their Distance Voting Form may do so until 11.00 a.m. of April 25, 2020, provided it is accompanied with the documents mentioned in item 2.2.3 of the Manual and electronically sent to the email address acoes@brf-br.com.

2 – Likewise, the Company will accept as valid, in order to allow the vote of the shareholders in the OEGM, the proxies made available by the Company by means of the Public Request for a Proxy (“PPP”) received until 11.00 a.m. of April 25, 2020, provided they are accompanied with the documents referred in item 7 of the material released by the Company in connection with the PPP, to the e-mail address acoes@brf-br.com.

3 – Alternatively, the shareholders who wish to remotely attend the OEGM must send a request to the Company to the e-mail address acoes@brf-br.com until 11.00 a.m. of April 25, 2020, along with all the necessary documentation to allow the attendance of such shareholder at the OEGM (as detailed in item 2.1 of the Manual). Detailed information regarding the procedures required for remote attendance is indicated in the Material Fact.

4 – Lastly, as informed in the Material Fact, those shareholders who wish to attend the OEGM in person shall present themselves on April 27, 2020, until 11:00 a.m, at the Company’s office located in the City of São Paulo – SP, at Avenida Engenheiro Billings No. 1.729, as, due to the current moment of COVID-19 pandemic, the OEGM will be held, on an exceptional basis, outside the Company's headquarters in Itajaí - SC. All the measures necessary to safeguard the participants’ health and physical integrity are being taken by the Company.

BRF expects to count on the participation of its shareholders in the OEGM and, considering the current scenario of combating the pandemic of COVID-19, it encourages, if possible, to use the distance voting tools provided by the Company, namely, the Distance Voting Form and the  Public Request for a Proxy or  the electronic system via remote attendance.

Complete information on the procedures to be adopted to enable participation in the OEGM by means of these tools is contained in the Manual, Material on the Public Request for a Proxy and the Material Fact, all available on the Company's Investor Relations website (www. brf-global.com/ri, in the item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br),  B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br).

The Company will keep its shareholders promptly informed of any new information related to the holding of the AGOE.

São Paulo, 23 de abril de 2020.

Carlos Alberto Bezerra de Moura

Diretor Vice-Presidente Financeiro e de Relações com Investidores

BRF S.A.